EXHIBIT 99.1

Westport to Issue Q2 2025 Financial Results on August 11, 2025 and Provides an Update on the Divestment of the Light-Duty Segment

VANCOUVER, British Columbia, June 26, 2025 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (TSX: WPRT / Nasdaq: WPRT) (“Westport” or “The Company”) announces that the Company will release Q2 2025 financial results on Monday, August 11, 2025, after market close. A conference call and webcast to discuss the financial results and other corporate developments will be held on Tuesday, August 12, 2025.

Time: 10:00 a.m. ET (7:00 a.m. PT)
Call Link: https://register-conf.media-server.com/register/BI842f3b76bd5b44c7aee3e609a6cc77b3
Webcast: https://investors.westport.com

Participants may register up to 60 minutes before the event by clicking on the call link and completing the online registration form. Upon registration, the user will receive dial-in info and a unique PIN, along with an email confirming the details.

The webcast will be archived on Westport’s website and a replay will be available at https://investors.westport.com

Light-Duty Divestment Transaction Update

Westport today reaffirms its commitment to the pending sale of its Light-Duty Segment to a wholly-owned investment vehicle of Heliaca Investments Coöperatief U.A. (“Heliaca Investments”), a Netherlands based investment firm supported by Ramphastos Investments Management B.V. a prominent Dutch venture capital and private equity firm (the “Transaction”), first announced in March 2025. The closing of the Transaction is now expected to occur in July 2025, slightly later than originally anticipated. The revised timeline reflects an updated regulatory review process. The Company continues to work closely with all parties as the remaining conditions to close are finalized.

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global transportation industry. Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America, and South America, we serve our customers in approximately 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.westport.com.

Investor Inquiries:
Investor Relations
T: +1 604-718-2046
E: invest@westport.com